KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED

September 30, 2019

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 2 of 25

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the nine months ended September 30, 2019.  It should be read in conjunction with the unaudited interim consolidated financial statements of the Company together with the related notes thereto for the nine months ended September 30, 2019.

The unaudited interim consolidated financial statements for the nine months ended September 30, 2019 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on October 30, 2019.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS;  nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements.

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company's products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 3 of 25

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 20). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company's website at www.kelsotech.com.

DATE OF REPORT

October 30, 2019

SUMMARY OF THE NINE MONTHS ENDED SEPTEMBER 30, 2019

  Reported net income for the nine months ended September 30, 2019 grew to $2,091,505 ($0.04 per share) compared to a reported net loss of $180,336 ($0.00 per share) for the nine months ended September 30, 2018.

  Revenues for the nine months ended September 30, 2019 grew 78.6% to $15,247,490 compared to $8,538,716 for the nine months ended September 30, 2018.

  Gross profit for the nine months ended September 30, 2019 grew to $7,029,643 (46% of revenues) compared to $3,471,679 (41% of revenues) for the nine months ended September 30, 2018.

  EBITDA for the nine months ended September 30, 2019 was $3,162,063 compared to EBITDA for the nine months ended September 30, 2018 of $65,599.

  Operational expenses for the nine months ended September 30, 2019 rose to $4,318,673 compared to $3,655,067 for the nine months ended September 30, 2018 due to the growth of business activity.

  Management compensation for the nine months ended September 30, 2019 was $758,782 compared to $404,843 for the nine months ended September 30, 2018.  The increase is due to accrued performance bonuses that are based on earnings performance.

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  Reported net income of $2,091,505 included items not involving cash for amortization of assets including our production facility in Bonham, Texas in the amount of $370,432, unrealized foreign exchange gain of $2,146 and there was $104,782 in share-based expense for employee incentive stock options (Black-Scholes) recorded in the nine months ended September 30, 2019.

  The Canadian dollar remained volatile against the US dollar during the first three quarters of 2019 resulting in a provision for an unrealized foreign exchange gain for our Canadian assets in the amount of $2,146 for the nine months ended September 30, 2019 compared to an unrealized exchange gain of $14,485 for the nine months ended September 30, 2018.

  The Company recorded an income tax expense of $619,465 for the nine months ended September 30, 2019 compared to an income tax recovery of $3,052 for the nine months ended September 30, 2018.

  Cash on deposit at September 30, 2019 was $1,690,662 compared to $1,246,244 at December 31, 2018 with accounts receivable of $2,725,217 at September 30, 2019 compared to $1,224,235 at December 31, 2018.

  Working capital at September 30, 2019 rose to $6,950,856 compared to working capital at December 31, 2018 of $4,469,882.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets improved to $10,362,022 at September 30, 2019 compared to $8,165,734 at December 31, 2018.

SUMMARY OF THE THIRD QUARTER - THREE MONTHS ENDED SEPTEMBER 30, 2019

  Net income for the three months ended September 30, 2019 was $759,713 ($0.02) compared to net income of $261,717 ($0.01 per share) for the three months ended September 30, 2018.

  Revenues for the three months ended September 30, 2019 were $5,596,031 compared to $3,491,602 for the three months ended September 30, 2018.

  Gross profit was $2,576,579 (46% of revenues) for the three months ended September 30, 2019 compared to $1,543,995 (44% of revenues) for the three months ended September 30, 2018.

CORPORATE OVERVIEW

Kelso is an engineering development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport.

All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized rail tank car and truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged wilderness terrains.

Over the last eight years the Company has established itself as a leading North American producer and supplier of specialized rail tank car equipment. The Company's core rail tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car's structure to ensure the safe handling and containment of hazardous materials during transport. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders and shippers with a wide range of custom engineering and production services.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 5 of 25

The Company's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE American Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $12,716,596 for the year ended December 31, 2018; $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014.

The Company's net earnings (loss) performance over the last five year end periods were as follows:  net income of $194,453 for the year ended December 31, 2018; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014.

Our primary revenue market (hazmat rail tank cars) remained slow during the rail recession from 2015 to 2017 and improved to profitability in 2018. Hazardous commodity businesses were in cut back positions from 2015 to 2017 which led to historically low demand for Kelso's specialized equipment for rail tank cars during those years.

In North America industry rail tank car analysts expect future tank car backlog to remain at healthy levels with growth from 34,512 tank cars at the end of 2018 to 35,452 units at the end of the first quarter 2019.  Production schedule estimates have been adjusted to approximately 18,000 in 2019 and the same level in 2019 and 2020.  Based on these new-build backlogs and our historic retrofit/repair business Kelso supplied its specialized tank car equipment to over 8,000 tank cars in 2018 and expects to supply over 10,000 tank cars in 2019 and 2020.  Depending on the makeup of customers' specifications and the status of our The Association of American Railroads (the "AAR") approvals expects sales to range from a current average of $1,800 to over $10,000 per tank car in future periods.

Long AAR approval processes slow our ability to improve sales with additional rail tank car equipment. The Company continues to pursue AAR approvals for our ceramic ball bottom outlet valve ("BOV"), pressure car pressure relief valve ("PCH") and angle valve although the process could take over two years to finish. Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the overall health of Kelso.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate diversification strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 6 of 25

DIVERSE REVENUE PLANNING

The key to future profitability will be from the introduction and development of full AAR approved products and emerging marketplaces for our new products.  Kelso's new product initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and our new high performance KXI™ suspension systems for commercial motor vehicles being used in rugged wilderness terrain applications. Most products are near completion and ready for market distribution commencing in 2019. The following chart shows anticipated new revenue streams.

STRATEGIC PLAN

2018 New Revenue Markets	AAR Certified	2019 DIVERSIFICATION
Rail Tank Cars		Rail Tank Cars
Pressure Relief Valves	✓	Pressure Relief Valves
One-Bolt Manway	✓	One-Bolt Manway
Vacuum Relief Valve	✓ (Feb 2019)	Vacuum Relief Valve
Bottom Outlet Valve	In process	Bottom Outlet Valve
Angle Valve	In process	Angle Valve
Miscellaneous	✓	Miscellaneous
Truck Tankers
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway
Rail Operations Technology
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading Systems
Emergency Response Kit	N/A	Emergency Response Kit
Truck Technologies
N/A	N/A	KXI™ Suspension Systems

KEY PRODUCTS

Commercial revenue streams are currently generated from the following key products and services:

Rail Tank Car External Constant Force Spring Pressure Relief Valves (EPRV) (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and nonhazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are "best available technology" products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High "barrier to entry" for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The leader in bringing an external, low profile high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

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  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal; more tolerant to contamination.

  Low profile provides for better roll over safety.

  External design allows complete inspection during loading.

Rail Tank Car One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers' adoption of the OBM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique - a violation subject to regulatory fines in excess of $5,000 per tank car.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low-pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers' demand for a better performing VRV due to high failure rates of current products in use in the market today.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 8 of 25

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. AAR has approved Kelso's new VRV design for commercial service trials which are now complete.  The Company received final AAR approval February 14, 2019.

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers' demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. AAR has approved Kelso's new BOV design for commercial field trial testing.

Emergency Response Kit (ERK) - First Responder Equipment

Kelso ERK is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car's valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

  Compact - the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

  Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

  No additional application tools are required which reduces kit weight and complexity of operation.

  Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

  Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

  The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

  The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 9 of 25

Truck Tanker Equipment (patents pending)

The Company has completed the design and engineering of two key pieces of truck tanker equipment for the containment and pressure management of hazardous and non-hazardous commodities that are transported via roads.

The specialized products include a pressure/vacuum relief valve (TPVR) and a one-bolt manway (TOBM). These new products are based on our patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations. Over the past several years our strategic development partners have been instrumental in finalizing all design aspects for roadway applications.

The Company believes we have reached this key milestone of consensus of design with the trucking industry.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by our industrial partner. This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability.

KXI™ Active Suspension Control System for Combined Road-To-No-Road Vehicles (Patents Pending)

Over the past several years Kelso through its wholly owned subsidiary KIQ X Industries Inc. (KIQX) has been engaged in the research and development of remote wilderness transportation technologies.  Our patent pending products collectively known as the KXI™ active suspension control system (KXI) have demonstrated minimal negative environmental impact on wild terrain and provides an unprecedented balanced ride including extreme side slopes for vehicle operators regardless of weather and ground conditions.

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

Kelso seeks proprietary rights protection to allow for the development of our business of outfitting commercial industry and leisure-based motor vehicles with the ASCS system. The ASCS is trade marked and marketed as KXI™ (KXI) suspension systems and falls under our Wilderness Transportation Technologies strategic plan.  This allows Kelso to market specialized, high-performance wilderness terrain vehicles for recreational and commercial operations in difficult road-to-no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. The converted vehicles feature a "spider" like independent suspension that keeps the vehicle stable and balanced through its proprietary gyroscopic technology. In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 inch ground clearance. The technology allows the vehicle to stay in balance and stable in any operational environment.

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Design dynamics include:

  The ASCS is a unique suspension methodology based on thirty years of research and experience.

  The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.

  Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities.

  The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension.

  This ensures that the driver, passengers and payload remain in as stable and level a position as possible when driving in difficult rugged outback terrains including flooded areas.

  The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Operational advantages include:

  New capabilities for customers who need to operate in rough wilderness terrain in wheeled vehicles for the purpose of reaching remote destinations with multiple passengers and maximum payload.

  Low environmental impact - Nominal ground pressure of vehicle (floatation weight) is well under the government recommended 2 PSI and leaves no traceable disturbance or negative impact on ground, wildlife or plant life in its wake.

  Ideal for both commercial and leisure markets.

  Eliminates need for expensive track-based vehicles.

  Ideal for wilderness operations around the world.

  Combined "road-to-no-road" capability eliminates the need for additional trailer transportation costs of heavy equipment into service areas.

  Excels in all weather environments throughout the year.

  Cost effective commercial wilderness operations.

  Proprietary gyroscopic balanced ride in sloped wilderness applications reduces stress and fatigue of operators.

Kelso has substantially completed its production designs and prototype testing logging over 4,500 km.  It has handled road conditions very well and has met all of its design specifications in wilderness operations.  No trailer transport has been required as the KXI design provides unique "road to no road wilderness" rapid response capabilities.  It is ideal when operating or responding to emergency events in remote terrain or disaster zone environments.  The ability to stay atop the terrain is produced using KXI's state-of-the-art low PSI tires, lightweight parts, no unnecessary heavy materials and our patent pending technology that auto-levels the vehicle's balance using our unique gyroscopic-enabled center of gravity management technology.

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KIQ X does not build vehicles.  KXI is an aftermarket conversion product that will be installed on existing vehicles.  KIQ X will market and distribute KXI in that segment of the automotive market place.  Truck upgrades are the largest sector of the specialty-equipment industry accounting for 27% of total retail dollars.  The specialty-equipment industry continues to grow at a fast pace and in 2018 consumers spent $44.6 billion on specialty aftermarket parts.  This is the target market for KIQ X to concentrate on with commercial, government and recreational customers.

Our pilot production operations have commenced with an initial conversion of two pickups that will be available for sale when completed.  Our production tooling has been completed over the past year and supply chains have been established.  Our near term goal is to produce and sell KXI equipped vehicles in 2020 to product development partners involved in environmentally sensitive terrain operations.  Management believes that target revenue markets exist with customers requiring heavy duty ASCS performance capability in wilderness patrol and forest/wildfire fighting, agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders' applications, mining, forestry, and oil, gas and electric transmission.

KIQ X Industries Inc. is incorporated under the laws of the Province of British, Columbia, Canada. Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia.

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers. Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement, entered into in September of 2017, covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from AAR.

KXI subcontracted production operations are located in Kelowna, British Columbia, Canada. Kelso is currently assessing its business development plans for the KXI program given current budget restraints.

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PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

RESULTS OF OPERATIONS

The financial results for the nine months ended September 30, 2019 are indicative of an engineering organization that continues to develop into a reliable industrial rail equipment supplier. In the financial results for the nine months ended September 30, 2019 the Company continued to rely heavily on the sales of specialized rail tank car pressure relief valves for the majority of its reported revenues although new products have started to become a factor in aggregate revenues.

Kelso has experienced a consistent upside shift in rail tank car production, retrofit and repair activity for the past five quarters which accounts for the improved financial performance and financial health of our organization. Management has substantially completed the implementation of its new business processes, changes to our corporate culture and revamping how we approach our marketing and sales processes. The result is that the Company operates more effectively and efficiently with profitable sales growth that started in the third quarter of 2018.  This business momentum continued to grow throughout 2019 and reflects a significant positive impact on financial performance for the nine months ended September 30, 2019.

Crude oil, ethanol, molten sulfur, asphalt and chemicals are some of the key commodities that are leading the way in the resurgence of rail tank car market activity.  Future tank car backlog remained at a healthy level and grew slightly from 34,512 at the end of 2018 to 35,452 units at the end of the first quarter 2019.  Production schedule estimates have been adjusted to approximately 18,000 in 2019 and the same level in each of the following two years.  Based on these new-build predictions and our historic retrofit/repair business Kelso expects to supply over 10,000 tank cars in 2019 and 2020 with multi-equipment sales.

Revenues, corresponding expenses, financial performance and capital management during nine months ended September 30, 2019 reflects Kelso's ability to carefully manage its capital resources during recessionary times while still making progress in the execution of its strategic business plans. Financial results reflect the revenues and related operational costs of marketing, producing and distributing its proven line of equipment and key investments in new product development associated with a more diverse product mix for future revenue growth.

Our strategic plan requires Kelso to make ongoing investments in our production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for our growing portfolio of products.  These costs are written off in the period when they occur and their impact is reflected in the reported profitability of the Company in the period in which they were incurred.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 13 of 25

Nine months ended September 30, 2019

For the nine months ended September 30, 2019, the Company reported growth of net income to $2,091,505 ($0.04 per share) against revenues of $15,247,490 compared to a net loss of $180,336 ($0.00 per share) against revenues of $8,538,716 for the nine months ended September 30, 2018.

Gross profit returns grew to $7,029,643 (46% of revenues) for the nine months ended September 30, 2019 compared to $3,471,679 (41% of revenues) for the nine months ended September 30, 2018. The gross profits reflect our new business processes, new human resources, changes to our corporate culture; and our improved approach to customer service, marketing and sales processes.

Total operational expenses rose to $4,318,673 during the nine months ended September 30, 2019 which were in line with management's expectations to facilitate the current rail business growth and the business development of our wholly owned subsidiary KIQ X Industries compared to $3,655,067 for the nine months ended September 30, 2018.

EBITDA for the nine months ended September 30, 2019 and 2018 has been calculated as follows:

	Nine months ended Sept 30, 2019	Nine months ended Sept 30, 2018
Net income (loss)	$2,091,505	$(180,336)
Share-based expense	$104,782	$95,757
Unrealized foreign exchange loss (gain)	$(2,146)	$(14,485)
Amortization	$370,432	$164,311
Income taxes (recovery)	$619,465	$(3,052)
Bad debt recovery	$(21,975)	$-
EBITDA	$3,162,063	$62,195

Factors in the reported income for the nine months ended September 30, 2019 include expenses related to ongoing marketing initiatives in the amount of $198,112 (2018 - $208,024) and related travel costs of $158,121 (2018 - $127,574). These expenses are related to ongoing marketing programs for existing and new products entries. Our new customer service and marketing initiatives and sales processes have proven to be more effective and economically beneficial compared to past periods.  These changes reflect in greatly improved sales volume and gross margin returns.

A key component of our future business growth is the research, design, testing and qualification of new products. During the nine months ended September 30, 2019 our industrial product design and development costs were $974,608 (2018 - $1,225,822). The majority of these expenses relates to design and continuing testing of our KXI ASCS and includes the development expenses of production capability and capacity to convert multiple vehicles for customers. New product developments are necessary to provide diverse opportunities for Kelso to grow its future revenues from new markets and diminish the financial affects of a highly cyclical rail tank car market.

Management continues to expand its rail operations and its new subsidiary KIQ X Industries featuring our KXI ASCS product development that is focused on the generation of new diverse business growth. This is reflected in our investments in human resources, marketing, sales and production operations for the nine months ended September 30, 2019. The Company recorded office and administrative costs of $1,455,282 (2018 - $1,229,306), management compensation was $758,782 (2018 - $404,843). Management compensation includes an accrual for contractual management performance bonuses for the nine months ended September 30, 2019 of $353,782 (2018 - $Nil).  Management bonuses are accrued by quarter and are paid based upon the audited year end balance not later than May 15 of the year following. Consulting and filing fees were $369,806 (2018 - $158,863) while investor relations remained unchanged at $63,000 (2017 - $63,000).

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 14 of 25

Accounting, audit and legal fees are cost components of our corporate development strategies and the required administration functions of a publicly listed industrial company developing new products. Costs for these professional services were $226,882 for the nine months ended September 30, 2019 (2018 - $133,484) due to the extensive patent work on new products and ongoing US tax and audit requirements. The Company accrues its audit costs on a quarterly basis with additional fees covering taxation issues. Legal costs relate to patent applications, public company administration including reorganization costs, the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements.  Also included are the costs of complying with the rules and regulations of both the Toronto Stock Exchange and the NYSE American Exchange including the complexities of regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company's functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $2,146 for the nine months ended September 30, 2019.

The Company has recorded an income tax expense of $619,465 for the nine months ended September 30, 2019 compared to an income tax recovery of $3,052 for the nine months ended September 30, 2018.

Third Quarter - Three months ended September 30, 2019

Net income for the three months ended September 30, 2019 was $759,713 ($0.02 per share) compared to reported net income of $261,717 ($0.01 per share) for the three months ended September 30, 2018.

Revenues for the three months ended September 30, 2019 were $5,596,031 compared to $3,491,602 for the three months ended September 30, 2018.  The Company has seen a consistent upside shift in rail tank car production, retrofit and repair activity throughout the past four quarters.

Gross profit was $2,576,579 (46% of revenues) for the three months ended September 30, 2019 compared to $1,543,995 (44% of revenues) for the three months ended September 30, 2018.  Gross profit margins were maintained due to new marketing and sales practices that utilize a disciplined quoting system.

Third quarter expenses were in line with management expectations and consistent with the results of the first and second quarter of 2019.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 15 of 25

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment.

Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At September 30, 2019, the Company has an allowance for doubtful accounts of $5,678 (2018 - $27,653).

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2019 the Company had cash on deposit in the amount of $1,690,662, accounts receivable of $2,725,217, prepaid expenses of $115,339 and inventory of $4,501,079 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018.

The Company has accrued income tax payable of $591,605 for the nine months ended September 30, 2019 compared to an income tax payable of $466,739 at December 31, 2018.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 16 of 25

The working capital position of the Company at September 30, 2019 was $6,950,856 compared to $4,469,882 at December 31, 2018. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $2,725,217 of additional cash flow plus $1,690,662 of available cash to discharge accounts payable and accrued liabilities of $1,489,836 on a timely basis subsequent to September 30, 2019.  Income taxes payable are not due until 2020.

Net assets of the Company improved to $10,362,022 at September 30, 2019 compared to $8,165,734 at December 31, 2018.  The Company had no interest-bearing long-term liabilities or debt at September 30, 2019.

Kelso's primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company has seen a consistent upside shift in rail tank car production, retrofit and repair activity throughout 2019 with an increase of the number of customers that we sell to. Since early 2017 we have implemented new business processes, changed our corporate culture and revamped how we approach our marketing and sales processes. The result is that sales growth and business momentum that began in 2018 is expected to continue throughout 2019 and into 2020.

If sales volume continues to grow at the current pace then the Company can, for the time being, generate the necessary capital resources required to finance all operations. As part of its capital management program Kelso does not rule out the possibility of the issuance of new equity securities through private placements if external funding is deemed necessary by the Board of Directors of the Company.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 20).

SELECTED QUARTERLY INFORMATION

	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019	Three months ended December 31, 2018
Revenues	$5,596,031	$3,977,170	$5,674,288	$4,177,880
Cost of goods sold	$3,019,452	$2,269,041	$2,929,353	$2,362,343
Gross profit (loss)	$2,576,579	$1,708,129	$2,744,935	$1,815,537
Expenses including non-cash items	$1,816,866	$1,467,242	$1,654,031	$1,300,219
Net income (loss) for the quarter	$759,713	$240,887	$1,090,904	$374,790
Basic earnings (loss) per share	$0.02	$0.00	$0.02	$0.01
EBITDA	$1,257,077	$367,282	$1,537,704	$954,958
Common shares outstanding	47,170,086	47,170,086	47,170,086	47,170,086

	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended March 31, 2018	Three months ended December 31, 2017
Revenues	$3,491,602	$2,535,236	$2,511,878	$1,912,457
Cost of goods sold	$1,947,607	$1,496,781	$1,622,649	$1,714,228
Write down of inventory	$-	$-	$-	$26,885
Gross profit	$1,543,995	$1,038,455	$889,229	$171,344
Expenses including non-cash items	$1,282,278	$1,201,366	$1,171,585	$2,310,592
Net income(loss) for the quarter	$261,717	$(162,911)	$(279,143)	$(2,212,407)
Basic earnings (loss) per share	$0.00	$(0.00)	$(0.01)	$(0.05)
EBITDA (loss)	$383,563	$(88,344)	$(233,024)	$(2,352,582)
Common shares outstanding	47,170,086	47,170,086	47,170,086	46,911,752

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 17 of 25

SELECTED ANNUAL INFORMATION

	Year ended December 31 2018	Year ended December 31 2017	Year ended December 31 2016
Revenues	$12,716,596	$6,062,778	$8,077,143
Cost of goods sold	$7,429,380	$5,044,093	$6,098,902
Gross profit	$5,287,216	$1,018,685	$1,978,241
Expenses including non cash items and before deferred income tax recovery	$4,955,448	$5,961,437	$5,433,019
Deferred income tax recovery (expense)	$-	$172,433	$(259,365)
Income tax expense (recovery)	$(251,164)	$22,137	$(1,248,551)
Net income (Loss) for the year	$194,453	$(5,015,911)	$(2,465,592)
Number of common shares outstanding	47,170,086	46,911,752	46,411,752
Basic and diluted earnings (Loss) per common share	$0.00	$(0.11)	$(0.05)
EBITDA(Loss)	$1,017,153	$(4,608,683)	$(3,055,743)
Cash	$1,246,244	$411,223	$2,312,279
Working capital	$4,469,882	$3,628,911	$8,511,809
Total assets	$9,944,990	$9,165,199	$13,050,144
Shareholders' equity	$8,165,734	$7,565,233	$11,771,944
Dividends paid per share	$0.00	$0.00	$0.00

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a) IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments ("IFRS 9") as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 utilizes a revised model for the classification and measurement of financial instrument and a single, forward looking "expected loss" impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income (loss) instead of in statement of operations as previously applied.

The Company has classified its financial instruments as follows under IFRS 9 compared to the Company's previous accounting policy under IAS 39:

	IAS 39	IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")	FVTPL
Accounts receivable	Loans and receivable at amortized cost	Amortized cost

Financial Liability
Trade accounts payable and accrued liabilities	Other financial liabilities under amortized cost	Amortized cost

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 18 of 25

(b) IFRS 15 Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018 with retroactive application. IFRS 15 establishes a comprehensive model for entities to use in accounting for revenue which reflects the consideration to which the entity is entitled from the sale of goods or services to customers. The adoption of IFRS 15 did not have any impact on the consolidated financial statements or opening balances.

(c) New accounting standards issued but not yet effective IFRS 16 Leases

This new standard is applicable to the Company's annual period beginning January 1, 2019 and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The Company is currently assessing the impact of this future standard on the consolidated financial statements.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company's concentration of credit risk for cash and maximum exposure thereto is $1,690,662 at September 30, 2019 (December 31, 2018 - $1,246,244).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $2,725,217 at September 30, 2019 (December 31, 2018 - $1,224,235).

The Company's concentration of credit risk for accounts receivable at September 30, 2019 with respect to Customer A is $1,106,002 (2018 - $271,564) and Customer B is $546,350 (2018 - $161,556).  The Company has an allowance for doubtful accounts of $5,678 at September 30, 2019 (2018 - $27,653).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 19 of 25

At September 30, 2019, the Company has cash in the amount of $1,690,662 (December 31, 2018 - $1,246,244) and accounts receivable of $2,725,217 (December 31, 2018 - $1,224,235) to settle accounts payable and accrued liabilities of $1,489,836 (December 31, 2018 - $1,312,517) with the following due dates; trade accounts payable of $1,136,054 (December 31, 2018 - $1,222,982) are due within three months; and due to related party balances of $353,783 (December 31, 2018 - $19,500) are payable not later than May 15th, of the following year.

(c) Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

At September 30, 2019 and December 31, 2018, the Company's net exposure to foreign currency risk is as follows (in US):

	September 30, 2019	December 31, 2018
Net assets (liabilities)	$37,732	$(147,910)

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $5,280 (December 31, 2018 - $20,700) foreign exchange loss or gain in the consolidated statements of operations.

(iii) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk.  The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company's objectives in managing its capital are to maintain its ability to continue to operate as a going concern and to further develop its business goals. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest-bearing debt to service. Management is assessing its future capital needs and may consider access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and fund working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it can utilize this method of financing due to potentially difficult market conditions. The recent internal growth of the Company's revenues provides adequate capital reserves to fund our current business affairs in the near term.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 20 of 25

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company's approach to capital management during 2019. There are no externally-imposed restrictions on the Company's capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at September 30, 2019, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at September 30, 2019.

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 21 of 25

"Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail."

The success of our company will be dependent on our ability to successfully develop; qualify under current AAR regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

"The Company may be unable to secure or maintain regulatory qualifications for its products."

AAR has specific adoption criteria that must be met before the Company's products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company's products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company's failure to meet AAR and customer adoption criteria could have a material negative impact on the Company's ability to obtain purchase orders and generate revenue.

"The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated."

Although the Company had a positive working capital in the amount of $6,950,856 at September 30, 2019, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

"The Company has a limited operating history and may not be able to achieve its growth objectives."

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives.

There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long-term. If the Company's efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 22 of 25

"New commercial markets for our products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

"Unforeseen competition could affect our ability to grow our revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

"The Company is dependent on a small number of OEM customers."

Although management is optimistic about the Company's future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company's ability to generate revenue and continue operations.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 23 of 25

"There may be a shortage of parts and raw materials."

The Company currently has multiple suppliers in the United States and Canada for each of the component parts and raw materials required to assemble the Company's finished products. There is a potential risk that, from time to time, the Company could face a shortage of parts and raw materials in the future if the Company's suppliers are unable to support current or increased customer demand for the Company's products. This could have a material negative impact on the business development plans of the Company, its revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

"The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design, research and develop new products for the railroad industry and outback terrain vehicle suspension market and to successfully develop new markets for the Company's products in other industries, such as the trucking industry, may not result in commercially accepted products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company may not have a replacement or alternative product offering. The Company's investment in new product research and development is written off in the period in which it is incurred to account for the unpredictable nature of R&D projects.

"The Company may face uninsurable or underinsured risks."

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 24 of 25

"Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in our Company's products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of our products and could negatively impact our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products per quoted purchase order. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services."

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., Kelso Technologies (USA) Inc., KIQ X Industries Inc., KIQ Industries Inc. and Kel-Flo Industries Inc. (formerly Kelso Innovative Solutions Inc.). These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

The remuneration of the Company's directors and three members of key management, being the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Three months ended Sept 30, 2019	Three months ended Sept 30, 2018
Management compensation	$405,000	$404,843
Management bonus*	$353,782	$-
Share-based expense	$80,667	$-
Directors fees	$79,750	$53,500

* The Company has management bonus agreements whereby 10% of the annual income before taxes, amortization and share-based expense is equally distributed to management. This bonus is accrued by quarter and is paid based upon the audited year end balance not later than May 15 of the year following.

At September 30, 2019, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $353,782 (2018 - $19,500) consisting of $Nil (2018 - $19,500) for directors' fees and $353,782 (2018 - $Nil) for management bonuses.

Kelso Technologies Inc. Management Discussion and Analysis Nine Months Ended September 30, 2019 (Expressed in US Dollars unless otherwise indicated)	Page 25 of 25

DISCLOSURE OF OUTSTANDING SHARE DATA

As of October 30, 2019, the Company had the following number of securities outstanding:

1) Common shares issued and outstanding:  47,170,086

2) Share purchase options outstanding:  3,735,000

3) Share purchase warrants outstanding:  Nil

SUBSEQUENT EVENTS

Subsequent to the period end, 28,571 share purchase options exercisable at C$0.70 expired unexercised.

OUTLOOK

Kelso continues to take measures to maintain the growth of its financial health from operational activities.  The impact of improved business momentum has been very apparent throughout 2019 despite a perceived downtick in revenue in second quarter rail activity when in fact orders, deliveries and backlog for rail tank cars remained at very healthy levels.  Management believes that revenue growth should continue for the balance of this year.

Overall rail traffic in North America in 2019 is down 3% year-over-year mainly due to decreases in shipments of coal, forest products, grains and non-metallic minerals.  Rail loadings for chemicals and petroleum products remain at healthy levels.  The rail tank car market has been stronger than expected with rail tank car production backlogs at a current level of approximately 30,000 units.  Based on these new-build predictions and our historic retrofit/repair business relationships with over 60 customers Kelso anticipates equipping over 10,000 tank cars in both 2019 and 2020 with an increasing number of new tank cars being fitted with multiple pieces of our proprietary rail equipment.

Strong contribution margins from sales have provided a steady growth of positive cash flow replenishing our available capital reserves.  Working capital has improved to $6,950,856 at September 30, 2019.  We currently operate without the need for access to new equity capital or credit facilities.  Our capital management goal is to continue to finance operations from sales of our products thus avoiding the need for dilutive new equity funding or interest-bearing long-term debt.

We will continue to invest in promising product development initiatives to build the next generation of revenue opportunities for Kelso's stakeholders even though R&D projects are often complex and expensive. Timing of new revenue streams remains unpredictable and certainly not guaranteed to develop.  Our R&D model has delivered an array of promising new products that include new rail tank car valves, specialized truck tanker equipment, fuel loading systems, military applications, first responder emergency response kits and our wilderness transportation technologies which includes our KXI™ suspension system for use in rugged wilderness applications scheduled for launch in 2020.  It remains a key strategic goal to develop new products that can add a diverse array of new sales opportunities that in time can provide a more predictable financial growth year-over-year.

Despite the many hurdles in our business development we have been able to improve our financial health in 2019 with new business opportunities and capabilities.  Business momentum appears to be consistent for now and we maintain a steady growth outlook for the remainder of 2019 and 2020.

Kelso Technologies Inc.

James R. Bond,

President and Chief Executive Officer